FILTRONA

RECEIVED

2008 MAY -7 P 1:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

30 April 2008

**File No: 82-34882**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

[redacted]

08002373

Dear Sir/Madam

**SUPPL**

**Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 March 2008, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Patricia Randall

**PROCESSED**
MAY 12 2008
**THOMSON REUTERS**

pp Victoria Walters
Personal Assistant


Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com



Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

Released: 23/04/2008



RNS Number:9847S
Filtrona plc
23 April 2008

TR-1: Notifications of Major Interests in Shares

| | |
|---|---|
| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Filtrona Plc |
| 2. Reason for notification (yes/no) | |
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |
| 3. Full name of person(s) subject to notification obligation: | J P Morgan Chase & Co |
| 4. Full name of shareholder(s) (if different from 3): | J P Morgan Asset Management (UK) Limited |
| 5. Date of transaction (and date on which the threshold is crossed or reached if different): | 21 April 2008 |
| 6. Date on which issuer notified: | 23 April 2008 |
| 7. Threshold(s) that is/are crossed or reached: | 5% |

8: Notified Details

A: Voting rights attached to shares

| Class/type of shares If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | Percentage of voting rights | |
| | | | | Direct | Indirect | Direct | Indirect |
| GB00B0744359 | 10,460,225 | 5.09% | 10,219,643 | | 10,219,643 | | 4.97% |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/ date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
| --- | --- | --- | --- | --- |
| N/A | | | | |

Total (A+B)

| Number of voting rights | Percentage of voting rights |
| --- | --- |
| 10,219,643 | 4.97% |

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Total disclosable holding for JP Morgan Chase & Co : 10,219,643 (4.97%)
Holdings by controlled undertakings of JP Morgan Chase & Co are as follows:
JP Morgan Asset Management (UK) Limited: 10,219,643 (4.97%)

Proxy Voting:

10. Name of proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information: None
14 Contact name: Patricia Kendall
15. Contact telephone name: 01908 359100

C: Additional information



END
HOLSEUFMDSASELL

Released: 24/04/2008

RNS Number:9775S
Filtrona plc
24 April 2008

Filtrona plc

Interim Management Statement

Filtrona plc ('Filtrona'), the international market leading speciality plastic and fibre products supplier, is holding its Annual General Meeting at 12 noon today. At the meeting, Jeff Harris, Chairman, will make the following statement:

"Filtrona today issues its interim management statement for the period from 1 January 2008.

Financial Performance

During the period, Filtrona has delivered results in line with the comparable period for the prior year.

Plastic Technologies has traded ahead of the prior year despite the impact of reduced volumes within the US operations of the Plastic Profile and Sheet division. Fibre Technologies' performance is behind prior year following the anticipated reduction in volumes in the Cigarette Filters division due to the previously announced customer insourcing decisions.

Plastic Technologies

The Protection and Finishing Products division has continued to progress whilst absorbing the costs of new investment in Chinese and Eastern European distribution operations.

The Coated and Security Products division has performed well and will benefit in the second half of the year from a new supply agreement signed with an important customer for the Payne Security authentication system.

The Plastic Profile and Sheet division has suffered from weak US demand and rising raw material prices, resulting in lower profitability than last year.

Fibre Technologies

As forecast, sales in the Cigarette Filters division are down due to previously announced customer insourcing decisions. As part of the previously advised restructuring of the division, further cost saving measures are being implemented, including a headcount reduction at the UK facility on Tyneside. The division has secured new business from a multinational customer which will mitigate a future loss of conventional dual filter volume, previously highlighted as being at risk, with that same customer. The division has seen further good growth in Asia.

Revenue within the Bonded Fibre Components division is in line with last year resulting from temporary destocking programmes by a small number of US customers. The balance of the year is expected to benefit from new product launches in the inkjet printer and medical product markets, together with continued progress in Asia.

Financial Position

The balance sheet remains strong and there have been no significant changes in the financial position of the Company.

Board Change

As announced on 10 March 2008, Steve Crummett was appointed Group Finance Director on 19 March 2008.

Outlook

Whilst market conditions in the US have become more challenging, the Board believes that the Filtrona Group will continue to develop satisfactorily and, overall, the Company's expectations for the full year remain unchanged.

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 359 100

Finsbury
James Leviton
Gordon Simpson
Tel: 020 7251 3801

Note to Editors:

Filtrona plc is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies. Further information can be found on the website www.filtrona.com

Plastic Technologies

Protection and Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products. 41 operating units in 14 countries serve a broad industrial base of 81,000 customers with a rapid supply of primarily plastic products for protection, and finishing applications in industries such as hydraulics and pneumatics, oil and gas, electrical controls and tubular metal products.

Coated and Security Products
The global market leading producer of high quality self-adhesive tear tape and an emerging supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries.

Plastic Profile and Sheet
A leading manufacturer of proprietary and customised thermoplastic profiles, sheet and speciality tubes with multiple locations in the US, Mexico and The Netherlands. The business serves 3,200 customers in 40 countries spread across six principal markets - aerospace, point of purchase signs and displays, medical, traffic control, lighting and fence

Fibre Technologies

Cigarette Filters
The only global independent cigarette filter supplier. The 12 worldwide locations, including a UK based research facility provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

Bonded Fibre Components
With locations in the US, Germany and China, the leading manufacturer of custom fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical

brand owners in the world. The components are used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices and air fresheners.



END
IMSIJMATMMITBLP

Released: 24/04/2008



RNS Number:0720T
Filtrona plc
24 April 2008

Filtrona plc

Results of the Annual General Meeting

Filtrona plc (the 'Company') held its 2008 Annual General Meeting of its shareholders today, Thursday 24 April 2008 at 12 noon. The proxy voting figures received are shown below.

| No. | Resolution | | |
|---|---|---|---|
| 1 | To receive and adopt the Report of the Directors, the Accounts for the year ended 31 December 2007 and the Report of the Auditor thereon | | |
| | Votes for/discretionary | 144,307,965 | 99.85% |
| | Votes against | 212,325 | 0.15% |
| | Total votes cast | 144,520,290 | 100% |
| | Votes withheld | 2,630,296 | |
| | Poll | No | |
| 2 | To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2007 | | |
| | Votes for/discretionary | 146,104,389 | 99.30% |
| | Votes against | 1,031,214 | 0.70% |
| | Total votes cast | 147,135,603 | 100% |
| | Votes withheld | 14,982 | |
| | Poll | No | |
| 3 | To declare a final dividend of 5.08p per share for the year ended 31 December 2007 | | |
| | Votes for/discretionary | 147,149,586 | 100% |
| | Votes against | 1,000 | - |
| | Total votes cast | 147,150,586 | 100% |
| | Votes withheld | 0 | |
| | Poll | No | |
| 4 | To re-elect Mark Harper as a Director of the Company | | |
| | Votes for/discretionary | 146,974,138 | 99.88% |
| | Votes against | 173,033 | 0.12% |
| | Total votes cast | 147,147,171 | 100% |
| | Votes withheld | 3,415 | |
| | Poll | No | |
| 5 | To re-elect Paul Drechsler as a Director of the Company | | |
| | Votes for/discretionary | 146,971,216 | 99.88% |
| | Votes against | 175,886 | 0.12% |
| | Total votes cast | 147,147,102 | 100% |
| | Votes withheld | 3,484 | |
| | Poll | No | |
| 6 | To elect Steve Crummett as a Director of the Company | | |
| | Votes for/discretionary | 146,982,526 | 99.89% |
| | Votes against | 160,610 | 0.11% |
| | Total votes cast | 147,143,136 | 100% |
| | Votes withheld | 7,450 | |
| | Poll | No | |

7 To elect Lars Emilson as a Director of the Company

| | | |
|---|---|---|
| Votes for/discretionary | 146,223,393 | 99.87% |
| Votes against | 186,257 | 0.13% |
| Total votes cast | 146,409,650 | 100% |
| Votes withheld | 740,935 | |
| Poll | No | |

8 To re-appoint KPMG Audit Plc as auditors and to authorise the Directors to fix their remuneration

| | | |
|---|---|---|
| Votes for/discretionary | 146,279,262 | 99.54% |
| Votes against | 680,647 | 0.46% |
| Total votes cast | 146,959,909 | 100% |
| Votes withheld | 190,677 | |
| Poll | No | |

9 To authorise the Directors to allot relevant securities

| | | |
|---|---|---|
| Votes for/discretionary | 146,402,099 | 99.50% |
| Votes against | 739,198 | 0.50% |
| Total votes cast | 147,141,297 | 100% |
| Votes withheld | 9,289 | |
| Poll | No | |

10 To authorise the Directors to modify pre-emption rights

| | | |
|---|---|---|
| Votes for/discretionary | 147,114,302 | 99.98% |
| Votes against | 23,190 | 0.02% |
| Total votes cast | 147,137,492 | 100% |
| Votes withheld | 13,094 | |
| Poll | No | |

11 To authorise the Company to make market purchases of its own shares

| | | |
|---|---|---|
| Votes for/discretionary | 147,111,690 | 99.98% |
| Votes against | 25,833 | 0.02% |
| Total votes cast | 147,137,523 | 100% |
| Votes withheld | 13,063 | |
| Poll | No | |

12 To authorise the Company to adopt revised articles of association

| | | |
|---|---|---|
| Votes for/discretionary | 146,165,889 | 99.34% |
| Votes against | 973,871 | 0.66% |
| Total votes cast | 147,139,760 | 100% |
| Votes withheld | 10,825 | |
| Poll | No | |

13 To authorise the Remuneration Committee of the Board to adopt a revised performance condition policy for future Long-term incentive plan awards

| | | |
|---|---|---|
| Votes for/discretionary | 145,305,219 | 99.53% |
| Votes against | 686,462 | 0.47% |
| Total votes cast | 145,991,681 | 100% |
| Votes withheld | 1,158,905 | |
| Poll | No | |

| | |
|---|---|
| Number of shareholders at meeting date: | 3,885 |
| Issued share capital at meeting date: | 219,326,796 ordinary shares of 25p each |
| Total number of voting rights | 205,662,191 |
| Number of votes per share: | 1 |

All the Resolutions proposed at the Meeting as set out in the Notice of Meeting (a copy of which is available on our website at www.filtrona.com) were passed on a show of hands.

Two copies of the resolutions passed will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's

Document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade, Canary Wharf, London E14 5HS

Name of contact and telephone number for queries - Patricia Kendall
Telephone: 01908 359 100
E-mail: patriciakendall@filtrona.com

Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary



END
RAGEZLFLVZBFBBD

Released: 28/04/2008

RNS Number:2211T
Filtrona plc
28 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MARK HARPER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MARK HARPER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

7,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

148.00p per share

14. Date and place of transaction

25 April 2008, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

127,986 (127,576 held beneficially, 410 held non-beneficially); 0.06%

16. Date issuer informed of transaction

28 April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

PATRICIA KENDALL - 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification

JON GREEN

COMPANY SECRETARY

Date of notification

28 April 2008

END



END
RDSPUURCCUPRUBR

Released: 28/04/2008

RECEIVED

7008 MAY -7 P 1: 1?

RNS Number:2382T
Filtrona plc
28 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CON

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares o issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person d responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

FILTRONA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by Companies Act 1985; or

(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

STEVE CRUMMETT

4. State whether notification relates to a person connected with a person discharging m responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial inst shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held i

STEVE CRUMMETT

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

6,600 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be tak calculating percentage)

0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be take calculating percentage)

N/A

13. Price per share or value of transaction

150.25p per share

14. Date and place of transaction

28 April 2008, UK

15. Total holding following notification and total percentage holding following notificat should not be taken into account when calculating percentage)

6,600; 0.003%

16. Date issuer informed of transaction

28 April 2008

If a person discharging managerial responsibilities has been granted options by the issuer comp

-

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

PATRICIA KENDALL - 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification

JON GREEN
COMPANY SECRETARY

Date of notification

28 April 2008

END



This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPUUUWCUPRGGR

Released: 28/04/2008

RNS Number:2846T
Filtrona plc
28 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 3 September 2007 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):



1. Name of company

Filtrona plc

2. Name of directors

Mark Harper
Steve Crummett

3. Nature of transaction

A Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

25 April 2008

5. Period during which or date on which exercisable

Between 25 April 2011 and 24 April 2014, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option

n/a

7. Description of shares or debentures involved: class, number

| Executive Director | Number of 25p ordinary shares |
|---|---|

| | |
|---|---|
| Mark Harper | 325,581 |
| Steve Crummett | 146,179 |

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

nil

9. Total number of shares or debentures over which options held following this notification

| Executive Director | Details | |
|---|---|---|
| Mark Harper | Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive | |
| | Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan | |
| | Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan | |
| | Deferred Annual Share Bonus Plan Award | |
| | Approved Options under Part A of the Filtrona plc Long Term Incentive Plan | |
| | | T |
| Steve Crummett | Approved Options under Part A of the Filtrona plc Long Term Incentive Plan | |
| | Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan | |
| | Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan | |
| | Deferred Annual Share Bonus Plan Award | |
| | | T |

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification

28 April 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPUUCUCUPRGMR

Released: 28/04/2008

RNS Number:2855T
Filtrona plc
28 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 28 April 2008 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

Filtrona plc

2. Name of directors/PDMR

Antony Edwards

Jon Green
Robert Purcell
Sreekumar Puthen Thermedam
Russell Rogers
Neil Shillingford
Alan Tidy

3. Nature of transaction

Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

25 April 2008

5. Period during which or date on which exercisable

Between 25 April 2011 and 24 April 2014, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option

n/a

7. Description of shares or debentures involved: class, number

| PDMR | Number of 25p ordinary shares |
|---|---|
| Antony Edwards | 68,172 |
| Jon Green | 71,760 |
| Robert Purcell | 112,624 |
| Sreekumar Puthen Thermedam | 102,159 |
| Russell Rogers | 69,591 |
| Neil Shillingford | 70,166 |
| Alan Tidy | 66,378 |

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

nil

9. Total number of shares or debentures over which options held following this notification

| PDMR | Details |
|---|---|
| Antony Edwards | Matching Performance Share Award under Part B of the Filtrona plc Long Term Inc<br>Performance Share Award under Part B of the Filtrona plc Long Term Incentive Pl<br>Approved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Deferred Annual Share Bonus Plan Award |
| Jon Green | Performance Share Award under Part B of the Filtrona plc Long Term Incentive Pl<br>Approved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Deferred Annual Share Bonus Plan Award |
| Robert Purcell | Matching Performance Share Award under Part B of the Filtrona plc Long Term Inc<br>Performance Share Award under Part B of the Filtrona plc Long Term Incentive Pl<br>Approved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Deferred Annual Share Bonus Plan Award |

| PMDR | Details |
|---|---|
| Sreekumar Puthen Thermedam | Matching Performance Share Award under Part B of the Filtrona plc Long Term Inc<br>Performance Share Award under Part B of the Filtrona plc Long Term Incentive Pl<br>Approved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Deferred Annual Share Bonus Plan Award |
| Russell Rogers | Matching Performance Share Award under Part B of the Filtrona plc Long Term Inc<br>Performance Share Award under Part B of the Filtrona plc Long Term Incentive Pl |

Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan
Deferred Annual Share Bonus Plan Award

| | |
|---|---|
| Neil Shillingford | Performance Share Award under Part B of the Filtrona plc Long Term Incentive Pl<br>Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Deferred Annual Share Bonus Plan Award |
| Alan Tidy | Performance Share Award under Part B of the Filtrona plc Long Term Incentive Pl<br>Approved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan<br>Deferred Annual Share Bonus Plan Award |

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification

28 April 2008



END
RDSPUUMUCUPRGMR

END